Filed by Brookfield Asset Management Inc. and Brookfield Property Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Brookfield Property Partners L.P.
Registration No.: 333-255512
Dated May 27, 2021

BROOKFIELD PROPERTY PARTNERS SETS RECORD DATE FOR SPECIAL MEETING OF UNITHOLDERS TO CONSIDER PRIVATIZATION TRANSACTION

BROOKFIELD NEWS, May 27, 2021 – Brookfield Property Partners L.P. (Nasdaq: BPY; TSX: BPY.UN) announced today that the record date for its upcoming special meeting of unitholders to consider Brookfield Asset Management Inc.’s (“BAM”) acquisition of all of the limited partnership units of BPY (“the transaction”) will be June 8, 2021. Only unitholders of record as of the close of business on the record date will be entitled to vote their units at the meeting. The special meeting is expected to take place on July 16, 2021.

Holders of Class A stock of Brookfield Property REIT Inc. (Nasdaq: BPYU) (“BPYU shares”) and holders of exchangeable limited partnership units of Brookfield Office Property Exchange LP (“exchangeable units”) are not entitled to vote at the special meeting or exercise dissent rights with respect to the transaction. Any holders of BPYU shares or exchangeable units who wish to vote or exercise dissent rights must convert their securities into BPY units prior to the record date. Holders of BPYU shares must submit their shares for conversion by June 2, 2021 in order to receive their BPY units by close of business on the record date; instructions on how to do so can be found here. Holders of exchangeable units should contact their broker or AST Trust Company (Canada) at 877-715-0498 or inquiries@astfinancial.com.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the transaction, BAM and BPY, together with certain subsidiaries of BPY (collectively, the “Registrants”) have filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a circular of BPY that also constitutes a prospectus of the Registrants. Each of BAM and BPY also plan to file other relevant documents with the SEC regarding the transaction. A final circular/prospectus will also be mailed to BPY unitholders, holders of BPYU shares and holders of exchangeable units. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. A free copy of the circular/prospectus, as well as other filings containing information about the Registrants, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from BPY by accessing BPY’s website at bpy.brookfield.com or from BAM by accessing BAM’s website at bam.brookfield.com.

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Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $88 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $600 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Contact:

Matt Cherry

SVP, Investor Relations

(212) 417-7488

matthew.cherry@brookfield.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. The word “will” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the transaction and the special meeting of BPY unitholders. Although BAM and BPY believe that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information Except as required by law, BAM and BPY undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.